AEM SPA

02 MAR 19 AM 8:32

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/122/2002/AG/db

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UPS

02015968

March 18, 2002

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today, regarding the approval by the Board of Directors of Aem 2001 Financial Statements and of 2001 Consolidated Financial Statements.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Very truly yours,

Antonella Giacobone
Company Secretary

Encl.

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale sociale L. 1.800.047.400.000 i.v. - Codice fiscale e Partita IVA 11957540153 - Registro Imprese di Milano N. 1566509/1996
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

PRESS RELEASE

Milan, 18 March 2002. The Board of Directors of AEM S.p.A., meeting today under the chairmanship of Giuliano Zuccoli, approved the annual reports for the accounting period and the consolidated annual reports as of 31 December 3001.

Consolidated revenues of the AEM Group reached € 1,112.5 million, an increase of 45% compared to the previous year. The increase in revenues (+ € 345.3) was due both to the positive trend of the Group's core business activities (electrical energy and gas) and to the positive results achieved by the subsidiary Metroweb S.p.A. for the optical fibre network rental business.

Electrical energy generation increased by 51% overall during the accounting period in question compared to the previous one: in particular hydroelectric generation increased by 16% and thermo-electric generation by 118%.

The quantity of electrical energy sold was 32% up compared to 2000. Sales of electrical energy maintained a positive trend both as regards acquisition of new contracts for supplying electrical energy on the free market and as a result of higher average returns arising from the new tariff system.

The gas sector was a positive contributor to these results, with a 9% increase in the quantities sold compared to the 2000 accounting period, as well as the volume of heat sold, with an increase of 18%.

Another significant contribution to the revenues came from services, which increased by € 54.6 million, of which a substantial part arose from the higher revenues achieved by the subsidiary Metroweb S.p.A.

External charges showed an overall increase of € 274.9 million (+60%) due to variable cost trends, including:

- costs of purchasing fuels and energy, which increased by 52%, both because of higher prices on the crude oil and fuels markets and because of the larger quantities purchased and greater generation;
- higher charges for transmission of electrical energy, increasing by € 30.5 million;
- the hydro rent off-take charge, amounting to € 48.7 million. As regards this tax, which concerns only hydroelectric plant owned by the former production-distribution companies and which, since 1 January 2001, has applied to all hydroelectric production distributed on the network and destined both for the free market and for the captive market, a decision is expected shortly from the State Council, which is due to give a ruling on the appeal made by AEM S.p.A.

The consolidated added value was € 382.9 million, showing an increase of € 70.3 million (+22.5%) compared to the previous accounting period.

Personnel costs amounted to € 109 million, showing a reduction of € 2.7 million compared to the previous accounting period.

The gross operating margin for the accounting period was € 273.9 million, up 36.4% compared to the previous year.

After setting aside € 82.1 million for amortization and depreciation, and provisions to the allowance for risks and charges for € 26.3 million, mainly relating to provisions made by the AEM Elettricità S.p.A. and AEM Gas S.p.A. companies in relation to the application of the new tariff systems, the consolidated operating margin was € 165.5 million, equal to 14.9% of the consolidated turnover, an increase of € 43.6 million compared to 2000 (+35.8%).

The shares of the result of the companies evaluated using the net equity method went from minus € 11.3 million in 2000 to minus € 7 million in 2001; a lower loss on the part of Fastweb S.p.A. company contributed to this result.

Net financial charges were higher, increasing from € 8.6 million to € 17.8 million, both because of greater average borrowings and because of greater write-downs of financial activities during the accounting period (in particular E.Biscom S.p.A., written down by about € 8.2 million in 2001 against € 6.6 million in 2000).

The profit before tax and minority interests was consequently € 138.9 million, up 39.3% compared to the previous accounting period.

Taxes for the accounting period amounted to € 31.4 million, against € 25.1 million the previous year, and this figure takes account of receivable and payable deferred taxes calculated on the temporary differences at the level of statutory profit and consolidated profit.

The net consolidated profit for the accounting period, net of the share attributable to minority interests, was € 105.1 million (compared to € 74.5 million in the previous accounting period), showing an increase of 41%.

The Holding company AEM S.p.A. closed the 2001 accounting period with a net profit of € 35.4 million, showing an increase of 20% compared to the previous year.

A proposal will be made at the ordinary general meeting of shareholders, convened for 30 April in the first call and, if necessary, for 6 May in the second, for the distribution of a dividend of 0.042 euro per share, of which 0.08 relates to the Group profit for the year-2001 accounting period (boosted by a full tax credit) and 0.034 euro (tax exempt) is to be drawn from the extraordinary conferment reserve.
Payment of the dividend will begin from 27 June 2002.

The Board of Directors of AEM S.p.A. has also taken due note of assignment to Edipower (40% Edison, 13.4% AEM S.p.A., 13.3% AEM Torino and Atel, 10% Unicredit, and 5% Interbanca and Royal Bank of Scotland) of Eurogen (7,008 MW of installed capacity) on 17 March 2002, put up for sale by Enel, for an offer of € 2,980 million plus debt, and an enterprise value of € 3,700 million.

The profit and loss account and balance sheet highlights for the Group and for AEM S.p.A. pertaining to the period are summarised in the attached tables.

The profit and loss account and balance sheet highlights for the AEM Group are summarized in the following table:

(amounts in thousands of euro)	31.12.2001	% of revenues	31.12.2000	% of revenues	changes	% 01/00
Total revenues	**1.112.516**	**100,0**	**767.259**	**100,0**	**345.257**	**45,0**
Revenues from sales	1.103.175	99,2	727.733	94,8	375.442	51,6
Contributions from the Equalization Fund	9.341	0,8	39.526	5,2	-30.185	-76,4
Added value	**382.917**	**34,4**	**312.602**	**40,7**	**70.315**	**22,5**
Personnel costs	-108.978	-9,8	-111.701	-14,6	2.723	-2,4
Gross Operating Margin-EBITDA	**273.939**	**24,6**	**200.901**	**26,2**	**73.038**	**36,4**
Amortization and depreciation	-82.094	-7,4	-74.684	-9,7	-7.410	9,9
Provisions	-26.351	-2,4	-4.356	-0,6	-21.995	504,9
Operating result - EBIT	**165.494**	**14,9**	**121.861**	**15,9**	**43.633**	**35,8**
Profit (loss) shares of companies assessed using net equity method	-6.983	-0,6	-11.299	-1,5	4.316	-38,2
Financial charges/revenues	-17.798	-1,6	-8.603	-1,1	-9.195	106,9
Ordinary profit	**140.713**	**12,6**	**101.959**	**13,3**	**38.754**	**38,0**
Extraordinary revenues/charges	-1.811	-0,2	-2.256	-0,3	445	-19,7
Pre-tax profit	**138.902**	**12,5**	**99.703**	13,0	**39.199**	**39,3**
Taxes for the period	-31.379	-2,8	-25.071	-3,3	-6.308	25,2
Result for the period	**107.523**	9,7	**74.632**	**9,7**	32.891	44,1
Minority interests	**-2.434**	**-0,2**	**-137**	**0,0**	**-2.297**	**-0,6**
Result for the period relating to the group	**105.089**	9,4	74.495	9,7	30.594	41,1

(values in thousands of euro)	31.12.2001	%	31.12.2000	%	Changes	% 01/00
Invested capital						
Net fixed assets	1.555.105	106,14	1.412.212	108,42	142.892	10,12
Working capital	-89.912	-6,14	-109.692	-8,42	19.780	-18,03
Total invested capital	**1.465.193**	**100,00**	**1.302.520**	**100,00**	**162.673**	**12,49**
Sources of coverage						
Net equity of the group	-1.143.875	78,07	-1.082.150	83,08	-61.725	5,70
Total financial position beyond the following accounting period	-98.450	6,72	-90.937	6,98	-7.514	8,26
Total financial position by end of following accounting period.	-222.868	15,21	-129.433	9,94	-93.434	72,19
Total net financial positon	**-321.318**	**21,93**	**-220.370**	16,92	**-100.948**	**45,81**
Total sources	**-1.465.193**	**100,00**	**-1.302.520**	**100,00**	**-162.673**	**12,49**

The profit and loss account and balance sheet highlights for AEM S.p.A. are summarised in this table:

(amounts in thousands of euro)	31.12.2001	% of revenues	31.12.2000	% of revenues	changes	% 01/00
Total revenues	**397.255**	**100,0**	**302.795**	**100,0**	**94.460**	**31,2**
Revenues from sales	388.107	97,7	264.545	87,4	123.562	46,7
Contributions from Equilization Fund	9.148	2,3	38.250	12,6	-29.102	-76,1
Added value	**123.781**	**31,2**	**111.136**	**36,7**	**12.645**	**11,4**
Personnel costs	-60.329	-15,2	-68.600	-22,7	8.271	-12,1
Gross Operating Margin-EBITDA	**63.452**	**16,0**	**42.536**	**14,0**	**20.916**	**49,2**
Amortization and depreciation	-29.406	-7,4	-32.337	-10,7	2.931	-9,1
Provisions	-3.276	-0,8	-2.622	-0,9	-654	24,9
Operating result - EBIT	**30.770**	**7,7**	**7.577**	2,5	**23.193**	**306,1**
Financial charges/revenues	17.681	4,5	18.426	7,0	-745	-4,0
Ordinary profit	**48.451**	**12,2**	**26.003**	**8,6**	**22.448**	**86,3**
Extraordinary revenues/charges	1.627	0,4	17.382	5,7	-15.755	-90,6
Pre-tax profit	**50.078**	12,6	**43.386**	**14,3**	**6.692**	**15,4**
Taxes for the period	14.610	3,7	13.702	4,5	908	6,6
Result for the period	**35.468**	**8,9**	**29.684**	**9,8**	5.784	19,5

(amounts in thousands of euro)	31.12.2001	%	31.12.2000	%	Changes	% 01/00
Invested capital						
Net fixed assets	1.985.527	99,0	1.984.538	99,8	989	0,0
Working capital	19.702	1,0	4.409	0,2	15.293	347
Total invested capital	**2.005.229**	**100,0**	**1.988.947**	**100,0**	**16.282**	**0,8**
Sources of coverage						
Net equity	(1.904.594)	95,0	(1.943.495)	97,7	38.901	(2,0)
Total financial position beyond the following accounting period	(9.252)	0,5	(2.845)	0,1	(6.407)	225
Total financial position by end of following accounting period.	(91.383)	4,6	(42.607)	2	(48.776)	114
Total net financial position	**(100.635)**	**5,0**	**(45.452)**	2	**(55.183)**	121
Total sources	**(2.005.229)**	**100,0**	**(1.988.947)**	**100,0**	**(16.282)**	**0,8**